The Community Development Fund
                            6255 Chapman Field Drive
                              Miami, Florida 33156


January 28, 2016


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Amy W. Miller, Esq.


Re: Request for Acceleration of the Effective Date of The Community Development Fund's Pre-Effective Amendment No. 3 Under the Securities Act of 1933 and Amendment No. 3 Under the Investment Company Act of 1940 Filed on January 28, 2016 (File Nos. 333-206012 and 811-23080)
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Dear Ms. Miller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective no later than 12:00 P.M., Eastern Time, Friday, January 29, 2016.

In connection with this request, Foreside Fund Services, LLC, the underwriter for The Community Development Fund, has also signed this letter requesting acceleration.

Very truly yours,


The Community Development Fund             Foreside Fund Services, LLC

/s/ Kenneth H. Thomas                      /s/ Mark Fairbanks
---------------------                      ------------------
By: Kenneth H. Thomas                      By: Mark Fairbanks
Title: Director, President,                Title: President
Chief Executive Officer
and Secretary